Exhibit 1

We are pleased that ISS has endorsed our Board of Directors’ view that our proposed acquisition of Anadarko is transformational for our Company and our shareholders, and that the Icahn Group’s planned consent solicitation would be a distraction for our Company as we work to complete the transaction, integrate the businesses and continue to execute planned divestitures.

Our Board and management are acutely focused on realizing the benefits of the transaction, which we expect to complete in the second half of 2019. We expect the acquisition of Anadarko to deliver at least $3.5 billion annually in cost and capital spending synergies, creating significant value for our shareholders and providing scale, cash flow and financial flexibility to support our commitment to maintaining and increasing our dividend.

We disagree with ISS’ recommendation supporting the Icahn Group’s view that shareholders should take the first step and request the fixing of a Record Date for the consent solicitation and only later focus on whether the Icahn Group’s proposals would harm or further shareholder interests. Having acknowledged that the Icahn Group’s solicitation would divert management and Board attention away from the very thing that is critical to long-term shareholder value – a successful integration of Anadarko – we believe that ISS’ logic in supporting this first step is flawed.

The Board of Directors has unanimously determined that fixing a Record Date for the Icahn Group’s planned consent solicitation and the proposals the Icahn Group intends to ask shareholders to act on are NOT in the best interests of Occidental or our shareholders.

Occidental is committed to a strong, independent Board, led by an independent chairman, that reflects an appropriate balance of perspectives, skills and experiences to drive enhanced value and returns for our shareholders. Our entire Board is elected annually and comprises ten highly qualified directors, nine of whom are independent, and all of whom bring meaningful expertise across a diverse range of backgrounds in areas key to our business. In addition, our commitment to Board refreshment is evidenced by the recent addition of Robert M. Shearer to the Board.

We believe that the Icahn Group’s nominees do not have the right mix of experience or expertise that our Board needs during this important time in our Company’s history and that they would interfere with our ability to realize the benefits of the acquisition of Anadarko.

Note to reporters / editors; we refer to the following content in the ISS report:

●	“…there is little doubt that the Anadarko merger represents a transformational deal for Occidental at an important juncture for the energy industry.”

●	“The board’s argument that a solicitation regarding these more substantive questions would divert management and board attention away from executing on the Anadarko merger is a fair point.”

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“One would also expect the dissident to articulate why four of nine seats – no small ask – is the appropriate level of board change, and why the four specific incumbents were targeted for replacement. (Interestingly, one of the targeted incumbents, Margaret Foran, received the second-highest level of support among the incumbent nominees at the May 2019 AGM).”